Exhibit 99.1
NewLead Holdings Ltd.
Announces
Second Favorable Arbitration Award
Against TMT Bulk Corp.
and
Withdrawal of Vessel from Service
PIRAEUS, GREECE, October 12, 2011 — NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or the “Company”), an international shipping company owning and operating tankers and dry bulk vessels, today announced that it has recently received a second favorable arbitration award against TMT Bulk Corp. (“TMT”) for $1,969,821.75 inclusive of interest and costs.
This is the second favorable arbitration award to NewLead. The total amount received to date, under both arbitration awards is $3,968,757.71. Furthermore, in early October 2011, the Company withdrew the second vessel chartered-out to TMT. The first vessel was withdrawn from TMT’s service in late September 2011.
To date, only one vessel remains under charter to TMT. The Company is taking all the necessary legal steps to secure payment of its claim in relation to this vessel as well.
TMT has defaulted on a number of charter hires. As of October 11, 2011, the total outstanding amount owed by TMT to NewLead was approximately $9,150,000 exclusive of interest and costs. This amount comprises unpaid hires until October 11, 2011 for all vessels chartered-out to TMT plus damages in connection with TMT’s breach of the two terminated charters.
NewLead has commenced London arbitration and has seized maritime and other assets owned by TMT and affiliated companies. Currently, security in the total amount of $5,053,372.01 is held for the Company’s claims against TMT and we anticipate that an additional $5,125,000 will be placed as security by TMT today. Following the payment of the later the amount held as security, will total $10,178,372.01.
Michael Zolotas, President and Chief Executive officer of NewLead, stated, “In these difficult times, we will continue to protect the interests of all stakeholders by vigorously pursuing our rights. As this relates to defaulting charters, we will pursue all options and we are confident that we will prevail in our claims.”

About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international, vertically integrated shipping company that owns and manages product tankers and dry bulk vessels. NewLead currently controls 20 vessels, including six double-hull product tankers and 14 dry bulk vessels of which four are newbuildings. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ''forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Contact: Thomas J. Rozycki Jr. CJP Communications +1 (212) 279 3115 x208	Media Contact: Elisa Gerouki NewLead Holdings Ltd. + 30 (213) 014 8023
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